As filed with the Securities and Exchange Commission on June 26, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2025

Commission file number: 1-10899 (Kimco Realty Corporation)

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORPORATION 401(k) PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

500 NORTH BROADWAY, SUITE 201

JERICHO, NY 11753

Kimco Realty Corporation 401(k) Plan

Financial Statements

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Kimco Realty Corporation 401(k) Plan

Jericho, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kimco Realty Corporation 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H (Form 5500), Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 and the ERISA-required Supplemental Schedule H (Form 5500), Line 4a - Schedule of Delinquent Participant Contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2010.

New York, New York

June 26, 2026

Kimco Realty Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	December 31, 2025	December 31, 2024

Assets:
Investments, at fair value (See Note 3)	$264,793,572	$235,472,094
Cash	42	35

Receivables:
Notes receivable from participants	1,814,271	1,721,128
Employer contributions	53,439	36,618
Total receivables	1,867,710	1,757,746

Net assets available for benefits	$266,661,324	$237,229,875

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2025 and 2024

	December 31, 2025	December 31, 2024

Additions:
Investment activities:
Net appreciation in fair value of investments	$27,716,252	$22,154,194
Interest and dividends	4,406,995	3,806,512
Investment income	32,123,247	25,960,706

Contributions:
Participant	7,999,125	7,738,711
Rollovers	1,012,650	1,872,290
Employer	3,615,141	3,364,047
Total contributions	12,626,916	12,975,048

Interest income on notes receivable from participants	148,983	132,720
Total additions	44,899,146	39,068,474

Deductions:
Benefits paid to participants	(15,412,485)	(18,544,036)
Administrative expenses	(55,212)	(56,881)
Total deductions	(15,467,697)	(18,600,917)

Net increase	29,431,449	20,467,557

Transfer in to Plan	-	10,628,408

Net assets available for benefits:
Beginning of Year	237,229,875	206,133,910

End of Year	$266,661,324	$237,229,875

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a comprehensive description of the Plan’s provisions.

General - The Plan was established on March 31, 1984 as a defined contribution plan covering all eligible full-time, part-time and temporary employees of Kimco Realty Corporation (the “Company”) who are 21 years of age or older. Effective January 1, 2024 temporary employees who completed 500 hours of service are eligible to participate in the Plan. Employees may elect to participate in the Plan on the first day of the month coinciding with or following their hire date or eligibility requirements, respectively. The Company will provide a matching contribution for participants who have completed one year of service and are 21 years of age or older. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2025 and 2024, T. Rowe Price Trust Company (“T. Rowe Price”) served as trustee of the Plan.

On August 28, 2023, the Company and RPT Realty (“RPT”) announced that they had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which the Company would acquire RPT through a series of mergers (collectively the “RPT Merger”). On January 2, 2024, RPT merged with and into the Company, with the Company continuing as the surviving public company.

Prior to the Merger, RPT maintained a separate 401(k) plan for the benefit of RPT’s employees, which was known as RPT Realty, Inc. 401(K) Plan (the “RPT Plan”). Effective April 15, 2024, the RPT Plan was transferred into the Plan. The assets of the RPT Plan held by Fidelity Investments Institutional, were valued then sold or transferred in kind to T. Rowe Price, trustee for the Plan. The net assets transferred as a result of the merger amounted to $10,628,408 after taking into consideration employer contributions.

Effective January 1, 2025, the Plan was amended to implement certain optional withdrawal provisions of the Setting Every Community Up for Retirement Enhancement 2.0 Act (SECURE 2.0 Act), which expands and modifies changes to the laws brought about by the Bipartisan Budget Act of 2018 and the Setting Every Community Up for Retirement Enhancement Act of 2019 (SECURE Act of 2019). The Plan adopted the optional provisions that permit a catch-up contribution limit of $34,750 for employees aged 60 to 63 as well as Emergency Withdrawals of $1,000 or less relating to Domestic Abuse, Qualified Birth/or Adoption and Qualified Declared Disaster Withdrawals.

Contributions - Each year, participants may contribute a combination of pre-tax and after-tax annual compensation, as defined in the Plan, up to the maximum combined allowable amount determined by the Internal Revenue Service (“IRS”) each calendar year ($23,500 in 2025 and $23,000 in 2024). Those who were age 50 or older during 2025 and 2024 were able to take advantage of a higher pre-tax contribution limit of $31,000 and $30,500, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants have the option to make changes to their percentage contribution election daily. The Company matches participants’ contributions annually up to 5% of eligible compensation subject to IRS limitations and maximum company match. All matching contributions by the Company are deposited into the participants’ individual account separately. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Plan’s investment committee on an annual basis. No discretionary contribution payments were made for the years ended December 31, 2025 and 2024.

The Plan has a Roth 401(k) feature which enables participants to defer some or all of their 401(k) contributions on an after-tax rather than pre-tax basis, allowing for tax-free (federal and most states) distributions on both participant contributions and related earnings at retirement. Generally, participation in the Roth 401(k) allows for tax free distributions if the Roth account has been in place for 5 years and the participant has attained age 59 ½.

The Plan has a safe harbor status for its matching contributions. The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the eligible compensation contributed to the Plan on a per pay period basis, with a maximum annual company match of $10,000 and $8,500 in 2025 and 2024, respectively. The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $350,000 and $345,000 for 2025 and 2024, respectively, as designated by the IRS.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the nineteen mutual funds, fourteen common collective trust funds or Kimco Realty Company Stock offered by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Notes Receivable from participants - Participants may borrow from their fund accounts an amount aggregating the lesser of (1) 50% of the participant’s eligible vested balance up to a maximum of $50,000 or (2) $50,000 minus the participant’s highest outstanding loan balance from the past 12 months. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The Plan allows for a participant to have two loans outstanding at one time. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the Wall Street Journal’s prime rate published on the prior business day plus, 1% at time of issuance. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances. The interest rates for loans outstanding at December 31, 2025 and 2024, ranged from 4.25% - 9.50%.

Payment of benefits - The Plan allows for installment payments and partial distributions to participants. Upon termination of service, a participant may elect to receive a lump-sum amount or installment payments equal to the value of the participant’s vested interest in his or her account. Participants under the age of 59½ years may obtain a portion of their account balance in the event of financial hardship. The basis for determining financial hardship is in accordance with Section 401(k) of the Internal Revenue Code. Hardship withdrawals are not subject to the six-month suspension for making contributions to the Plan after such withdrawal is received.

Other income - T. Rowe Price Retirement Plan Services, Inc. (“TRP RPS”) provides pricing credits to the Plan in recognition of amounts TRP RPS (and its affiliates) receives from Plan investment options. Subject to any plan sponsor imposed de minimis rules, the pricing credits are allocated to the Plan accounts of participants in proportion to their account balances invested in those investment options. To be eligible for an allocation of fee credits, a participant must maintain a balance in the Plan on the last day of the quarter.

The following table presents the change in the administrative budget account for the years ended December 31, 2025 and 2024:

	2025	2024

Balance at January 1,	$13,615	$12,964
Gain	550	651
Balance at December 31,	$14,165	$13,615

Administrative expenses - Expenses related to Plan maintenance are paid by the participant. Investment-related expenses are included in net appreciation in fair value of investments. The Plan pays a flat annual rate per participant for the record keeping fees, which are used to cover the recordkeeping services provided by T. Rowe Price. All other expenses are substantially paid by the Company and are excluded from these financial statements.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and the common stock investment are stated at fair market value as determined by quoted market prices. The common collective trust’s fair value is determined using the Net Asset Value (“NAV”) provided by the administrator of the fund under the practical expedient approach.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Contribution Receivable

Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of common stock, mutual funds and common collective trust funds. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the financial statements. The Plan had three investments which exceed 10% of total investments at December 31, 2025: Retirement 2040 Fund I Class – 12.9%, Retirement 2030 Fund I Class - 11.8% and Retirement 2035 Fund I Class - 10.7%. The Plan had three investments which exceed 10% of total investments at December 31, 2024: Retirement 2040 Fund I Class – 13.1%, Retirement 2030 Fund I Class - 12.1% and Retirement 2035 Fund I Class - 10.4%.

Fair Value

The Plan follows the Financial Accounting Standards Board’s Fair Value Measurement guidance relating to financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

•
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

•
Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•
Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Subsequent Events

The Plan monitors significant events occurring after the financial statement date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan is aware of were evaluated through the date of this report June 26, 2026. Effective January 1, 2026, in accordance with the SECURE 2.0 Act, catch-up contributions for participants who have attained, or will attain, age 50 by the end of the Plan year and whose prior-year FICA wages exceeded $150,000 are required to be designated as Roth catch-up contributions.

3. FAIR VALUE MEASUREMENTS:

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.

The fair market value of the common collective trusts has been established using the NAV provided by the administrator of the fund under the practical expedient approach and therefore is not assigned to a level in the hierarchy table. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There are no unfunded commitments to the fund and there are no restrictions on the NAV price or its equivalent. The Plan is required to provide either 12 or 30 months’ advance written notice to the trustee prior to redemption of the TRS Stable Value Fund trust units; the notice period may be shortened or waived by the trustee in its sole discretion. The Plan is required to provide up to 30 days advance written notice to the trustee prior to redemption of the Retirement Trust units.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes to the methodologies used at December 31, 2025 and 2024.

The are no plan liabilities required to be recorded at fair value at December 31, 2025 and 2024.

The tables below present the Plan’s investments measured at fair value on a recurring basis as of December 31, 2025 and 2024, aggregated by the level in the fair value hierarchy within which those measurements fall.

Investments Measured at Fair Value on a Recurring Basis at December 31, 2025:

	As of December 31, 2025
	Total	Level 1	Level 2	Level 3

Assets:
Mutual Funds	$65,448,321	$65,448,321	$-	$-
Kimco Realty Company Stock	9,132,062	9,132,062	-	-
Investments measured at net asset value:
Common/Collective Trusts (a)	190,213,189
Total Assets	$264,793,572	$74,580,383	$-	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2024:

	As of December 31, 2024
	Total	Level 1	Level 2	Level 3

Assets:
Mutual Funds	$56,294,777	$56,294,777	$-	$-
Kimco Realty Company Stock	8,798,631	8,798,631	-	-
Investments measured at net asset value:
Common/Collective Trusts (a)	170,378,686
Total Assets	$235,472,094	$65,093,408	$-	$-

(a)
In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. The beneficial interest of each participant is represented in units, which are issued and redeemed daily at the fund’s closing NAV, which is calculated by T. Rowe Price.

4. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will remain 100% vested and be distributed in accordance with Plan provisions.

5. TAX STATUS:

The Plan adopted T. Rowe Price's savings plan document, which received a favorable opinion letter from the IRS, dated August 19, 2020, stating that it is qualified under the applicable requirements of the Internal Revenue Code (“IRC”) and is, therefore, not subject to tax under present income tax laws. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

6. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS:

Transactions in shares of Kimco Realty Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2025, the Plan made purchases of $1,557,242 and had sales of $253,714 of Kimco Realty Corporation common stock. During the year ended December 31, 2024, the Plan made purchases of $1,185,321 and had sales of $1,986,491 of Kimco Realty Corporation common stock.

During the plan years ended December 31, 2025 and 2024, the unrealized (loss)/gain on the Kimco Realty Corporation common stock was $(1,344,748) and $604,071, respectively. In addition, there were $440,305 and $412,677 of Kimco Realty Corporation common stock dividends that were reinvested during the plan years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Plan held 450,521 shares and 375,528 shares of Kimco Realty Corporation common stock at a value of $9,132,062 and $8,798,631, respectively.

Certain members of the Company's management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of the Company's management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the years ended December 31, 2025 and 2024.

TRP RPS serves as the record keeper to maintain the individual accounts of each Plan participant as the Plan’s trustee. Substantially all administrative expenses of the Plan are paid by the Company. The Plan has a revenue-sharing agreement with TRP RPS where TRP RPS would apply administrative credits to certain administrative fee payments. The administrative credits would be used to pay certain administrative expenses of the Plan, as directed by the Company. See Footnote 1 for further details.

Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor), shares of mutual funds offered by TRP RPS or a stable value common trust fund. These investments, as well as participant loans, qualify as permitted party-in-interest transactions as defined by ERISA.

7. Nonexempt Transactions:

As reported on the Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025, certain participant contributions and loan repayments for Plan year 2024 totaling $338,265 were not remitted to the Plan within the timeframe specified by the Department of Labor’s Regulation 29 CFR §2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company self-corrected the 2024 late remittances in 2025 and remitted lost earnings to the affected Plan participants and paid any fines and penalties related to these prohibited transactions. The lost earnings include the amount the participants should have earned from the date the deferred contributions were made through the date of correction.

Kimco Realty Corporation 401(k) Plan

Supplemental Information

Schedule H (Form 5500), Line 4a-Schedule of Delinquent Participant Contributions as of December 31, 2025

EIN: 13-2744380 Plan Number: 001

Total that Constitute Nonexempt Prohibited Transactions
Total Fully
	Participant Contributions Transferred			Contributions	Corrected
	Late to the Plan	Contributions	Contributions	Pending	Under
	Check Here if Late Particpant Loan	Not	Corrected	Correction in	VFCP and PTE
Year	Repayments are Included x	Corrected	Outside VFCP	VFCP	2002-51
2024	$338,265	$-	$338,265	$-	$-

Kimco Realty Corporation 401(k) Plan

Supplemental Information

Schedule H (Form 5500), Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2025

EIN: 13-2744380 Plan Number: 001

	Identity of issuer,
	borrower, lessor, or similar party	Description of investment	Cost	Current value
(a)	(b)	(c)	(d)	(e)
	Allspring Special Mid Cap Value R6	Mutual Fund	**	$531,806
	Carillion Eagle Mid Cap Growth Fund R6	Mutual Fund	**	1,787,269
	Cohen & Steers Institutional Realty	Mutual Fund	**	1,569,893
	Fidelity Adv International Small Cap Opps - Z	Mutual Fund	**	1,370,021
	Fidelity Adv Total Bond K6	Mutual Fund	**	4,512,911
	Fidelity Emerging Markets K	Mutual Fund	**	1,141,033
	Hartford Equity Income R6	Mutual Fund	**	4,743,797
	Hartford Intl Opportunities R6	Mutual Fund	**	2,527,232
*	Kimco Realty Corp Stock	Company Stock	**	9,132,062
	MFS Growth Fund R6	Mutual Fund	**	10,625,202
	Nuveen Intl Responsible EQ R6	Mutual Fund	**	285,824
	Putnam Small Cap Growth Fund R6	Mutual Fund	**	4,150,119
*	TRP Stable Value Fund - N	Common/Collective Trust Fund	**	10,424,205
*	T. Rowe Price Retirement 2005 Tr Fund	Common/Collective Trust Fund	**	181,370
*	T. Rowe Price Retirement 2010 Tr Fund	Common/Collective Trust Fund	**	685,222
*	T. Rowe Price Retirement 2015 Tr Fund	Common/Collective Trust Fund	**	3,079,634
*	T. Rowe Price Retirement 2020 Tr Fund	Common/Collective Trust Fund	**	15,178,490
*	T. Rowe Price Retirement 2025 Tr Fund	Common/Collective Trust Fund	**	22,348,342
*	T. Rowe Price Retirement 2030 Tr Fund	Common/Collective Trust Fund	**	31,244,490
*	T. Rowe Price Retirement 2035 Tr Fund	Common/Collective Trust Fund	**	28,340,445
*	T. Rowe Price Retirement 2040 Tr Fund	Common/Collective Trust Fund	**	34,050,372
*	T. Rowe Price Retirement 2045 Tr Fund	Common/Collective Trust Fund	**	21,003,135
*	T. Rowe Price Retirement 2050 Tr Fund	Common/Collective Trust Fund	**	12,287,302
*	T. Rowe Price Retirement 2055 Tr Fund	Common/Collective Trust Fund	**	7,642,312
*	T. Rowe Price Retirement 2060 Tr Fund	Common/Collective Trust Fund	**	2,945,021
*	T. Rowe Price Retirement 2065 Tr Fund	Common/Collective Trust Fund	**	802,591
*	T. Rowe Price Retirement 2070 Tr Fund	Common/Collective Trust Fund	**	258
*	T. Rowe Price Dividend GR I	Mutual Fund	**	5,341,998
	Undisc Mgrs Behavioral Val R6	Mutual Fund	**	772,526
*	US Treasury Money Fund	Mutual Fund	**	16,143
	Vanguard 500 Index Admiral	Mutual Fund	**	18,160,179
	Vanguard Mid-Cap Ind-Admiral	Mutual Fund	**	1,841,632
	Vanguard Small Cap Index, Adm	Mutual Fund	**	1,924,311
	Vanguard Total Bond Index Adm	Mutual Fund	**	1,989,201
	Vanguard Ttl Intl Stk Ind Adm	Mutual Fund	**	2,157,224
	Total investments per Financial Statements			264,793,572
*	Participant Loans	Interest rates ranging from 4.25% - 9.50%	-	1,814,271
	Total investments per Form 5500			$266,607,843

*Denotes a party-in-interest as defined by ERISA

**Cost is not required to be disclosed for participant directed investments

Kimco Realty Corporation 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 26th day of June 2026.

Kimco Realty Corporation 401(k) Plan, as administrator

By: /s/ Glenn G. Cohen

Glenn G. Cohen

Its: Chief Financial Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kimco Realty Corporation 401(k) Plan

Jericho, NY

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-85659) of Kimco Realty Corporation and subsidiaries of our report dated June 26, 2026, relating to the financial statements and supplemental schedules of Kimco Realty Corporation 401(k) Plan which appear in this Form 11-K for the year ended December 31, 2025.

/s/ BDO USA, PC

New York, New York

June 26, 2026